EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business September 30, 2014, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$17,372
Interest-bearing balances		227,202
Securities:
Held-to-maturity securities		40,758
Available-for-sale securities		218,087
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		61
Securities purchased under agreements to resell		19,169
Loans and lease financing receivables:
Loans and leases held for sale		29,462
Loans and leases, net of unearned income	800,382
LESS: Allowance for loan and lease losses	11,213
Loans and leases, net of unearned income and allowance		789,169
Trading Assets		31,892
Premises and fixed assets (including capitalized leases)		7,483
Other real estate owned		4,192
Investments in unconsolidated subsidiaries and associated companies		782
Direct and indirect investments in real estate ventures		1
Intangible assets
Goodwill		21,627
Other intangible assets		20,121
Other assets		55,437

Total assets		$1,482,815

LIABILITIES
Deposits:
In domestic offices		$1,026,168
Noninterest-bearing	314,604
Interest-bearing	711,564
In foreign offices, Edge and Agreement subsidiaries, and IBFs		145,788
Noninterest-bearing	750
Interest-bearing	145,038
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		3,591
Securities sold under agreements to repurchase		13,067

Dollar Amounts
In Millions
Trading liabilities	17,440
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	82,191
Subordinated notes and debentures	19,842
Other liabilities	29,835

Total liabilities	$1,337,922

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,165
Retained earnings	34,460
Accumulated other comprehensive income	3,587
Other equity capital components	0

Total bank equity capital	144,731
Noncontrolling (minority) interests in consolidated subsidiaries	162

Total equity capital	144,893

Total liabilities, and equity capital	$1,482,815

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Michael Loughlin	Directors
Timothy Sloan
Avid Modjtabai